CUSIP NO. 92656G 10 8                                       Page 1 of ____ Pages




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                      Under Securities Exchange Act of 1934
                               (Amendment No. 14)*

                           Video Jukebox Network, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                            Thomas K. Pasch, Esquire
                     Montgomery, McCracken, Walker & Rhoads
                             123 South Broad Street
                             Philadelphia, PA 19109
                                 (215) 772-7451
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 16, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92656G 10 8                                       Page 2 of ____ Pages

1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     StarNet, Inc.

2.   Check the appropriate box if a member of a group*
                                                                       (a) [ ]
                                                                       (b) [X]

3.   SEC Use Only


4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [   ]


6.   Citizenship or Place of Organization

     Delaware

     Number of Shares                      7.     Sole Voting Power
     Beneficially Owned By                        1,883,555
     Each Reporting Person                 8.     Shared Voting Power
     With                                         12,242,655
                                           9.     Sole Dispositive Power
                                                  1,883,555
                                           10.    Shared Dispositive Power
                                                  9,013,845


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,210,419

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                         [X]

13.  Percent of Class Represented by Amount in Row (11)

     59.4%

14.  Type of Reporting Person*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 3 of ____ Pages

1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     Lenfest Communications, Inc.

2.   Check the appropriate box if a member of a group*
                                                                        (a) [ ]
                                                                        (b) [X]

3.   SEC Use Only



4.   Source of Funds*

     WC


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [   ]


6.   Citizenship or Place of Organization

     Delaware

     Number of Shares                      7.     Sole Voting Power
     Beneficially Owned By                        1,833,555
     Each Reporting Person                 8.     Shared Voting Power
     With                                         12,242,655
                                           9.     Sole Dispositive Power
                                                  1,833,555
                                           10.    Shared Dispositive Power
                                                  9,013,845


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,210,419

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                         [X]

13.  Percent of Class Represented by Amount in Row (11)

     59.4%

14.  Type of Reporting Person*

     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 4 of ____ Pages


1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     H.F. Lenfest

2.   Check the appropriate box if a member of a group*
                                                                         (a) [ ]
                                                                         (b) [X]

3.   SEC Use Only


4.   Source of Funds*

     00

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [   ]


6.   Citizenship or Place of Organization

     United States of America

     Number of Shares                      7.     Sole Voting Power
     Beneficially Owned By                        1,833,555
     Each Reporting Person                 8.     Shared Voting Power
     With                                         12,242,655
                                           9.     Sole Dispositive Power
                                                  1,833,555
                                           10.    Shared Dispositive Power
                                                  9,013,845


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,210,419

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                         [X]

13.  Percent of Class Represented by Amount in Row (11)

     59.4%

14.  Type of Reporting Person*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 5 of ____ Pages


1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     StarNet Interactive Entertainment, Inc.

2.   Check the appropriate box if a member of a group*
                                                                        (a) [ ]
                                                                        (b) [X]

3.   SEC Use Only



4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                               [   ]


6.   Citizenship or Place of Organization

     Delaware

     Number of Shares                      7.     Sole Voting Power
     Beneficially Owned By                        -0-
     Each Reporting Person                 8.     Shared Voting Power
     With                                         12,242,655
                                           9.     Sole Dispositive Power
                                                  -0-
                                           10.    Shared Dispositive Power
                                                  9,013,845


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     14,210,419

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                         [X]

13.  Percent of Class Represented by Amount in Row (11)

     59.4%

14.  Type of Reporting Person*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 6 of ____ Pages


     This statement on Schedule 13D constitutes Amendment No. 14 ("Amendment") to the statement on Schedule 13D, dated July 28, 1993 (the "July Statement"), as amended by Amendment No. 1 thereto, dated August 9, 1993 (the "August Amendment"), as amended by Amendment No. 2 thereof, dated September 14, 1993 (the "September Amendment"), as amended by Amendment No. 3 thereto, filed December 21, 1993 (the "December Amendment"), as amended by Amendment No. 4 thereto, dated January 12, 1994 (the January Amendment), as amended by Amendment No. 5 thereto, dated February 10, 1994, and as amended by Amendment No. 6 thereto, dated February 23, 1994 (collectively, the "February Amendments"), as amended by Amendment No. 7 thereto, dated March 9, 1994 (the "March Amendment"), as amended by Amendment No. 8 thereto, dated May 9, 1994 (the "May Amendment"), as amended by Amendment No. 9 thereto, dated July 11, 1994, and as amended by Amendment No. 10 thereto, dated July 28, 1994 (collectively, the "July 1994 Amendments"), as amended by Amendment No. 11 thereto, dated August 9, 1994 (the "August 1994 Amendment"), as amended by Amendment No. 12 thereto, dated January 12, 1995 ("Amendment No. 12") and as amended by Amendment No. 13 thereto, dated September 22, 1995 ("Amendment No. 13"; the July Statement; as amended by the August Amendment, the September Amendment, the December Amendment, the January Amendment, the February Amendments, the March Amendment, the May Amendment, the July 1994 Amendments, the August 1994 Amendment, Amendment No. 12 and Amendment No. 13 are referred to collectively as the "Original Statement"). This Amendment is jointly filed by StarNet, Inc. ("StarNet"), Lenfest Communications, Inc. ("LCI"), H.F. Lenfest ("Lenfest") and StarNet Interactive Entertainment, Inc. ("StarNet INT"; StarNet, LCI, Lenfest and StarNet INT are referred to collectively herein as the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 5 to the August Amendment. Except as amended hereby, the contents of the Original Statement, including its exhibits, are incorporated herein by reference. Any capitalized term not defined herein has the meaning given to it in the Original Statement.

         In accordance with the requirements of Item 101 of the Regulation S-T, each previous filing which together constitute the Original Statement is attached hereto as Exhibit 30.

         This Amendment relates to the common stock, par value $.001 per share (the "Common Stock"), of Video Jukebox Network, Inc., a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

         This Amendment is filed to disclose (a) the arrangements relating to the agreement entered into by StarNet/CEA II Partners (the "Joint Venture") and StarNet with Liberty Media Corporation, a Delaware corporation ("Liberty Media") for the sale by the Joint Venture, StarNet and others to a wholly owned subsidiary of Liberty Media ("Liberty Purchaser") of outstanding shares of Video Jukebox Network, Inc. (the "Company") held by such sellers, the grant of options to Liberty Purchaser for the purchase of additional outstanding shares of the Company owned by such sellers and others, the grant of irrevocable proxies for the voting of such shares covered by the options, and the agreement of certain of the sellers to use their good faith and best reasonable efforts to cause the Company to grant to Liberty Purchaser options to purchase newly issued shares of the Company, (b) the anticipated agreement of Video Holdings Corporation ("VHC") and the Blanks and Puck to participate in such sale and grant of options and proxies pursuant to the VHC Tag-Along Agreement (as hereinafter defined) and of the Wolfsons to participate in such sale and grant of options and proxies pursuant to the Wolfson Tag-Along Agreement (as hereinafter defined), and (c) the right of Island Trading Company, Inc. ("Island Trading") to participate in the sale and grant of options and proxies in the event Island Trading

CUSIP NO. 92656G 10 8                                       Page 7 of ____ Pages

exercises its tag-along rights under the Island Tag-Along Agreement (as hereinafter defined).

     Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

     Item 2 of the Original Statement is amended and supplemented as follows:

Item 2. Identity and Background

     Included in the group with the Reporting Persons for purposes of the sale of shares of the Company's common stock, the grant of options to Liberty
Purchaser for the purchase of shares of the Company's common stock, and the grant of irrevocable proxies to Liberty Purchaser for the voting of such shares of the Company's common stock covered by such options (the "Proposed Transaction", as more fully described below) are (a) VHC, the Blanks and Puck (the "VHC Group") and (b) the Wolfsons. The shares of the Company's common stock held by the VHC Group and the Wolfsons have previously been included in shares beneficially owned by the Reporting Persons by reason of the power of CEA
Investors Partnership II, Ltd. ("Partnership"), a participant in the Joint Venture, to vote such shares under the VHC Tag-Along Agreement and the Wolfson Tag-Along Agreement, respectively. The terms of the Proposed Transaction require that the Joint Venture and StarNet use their reasonable best efforts to cause the VHC Group and the Wolfsons to participate. As a result, the Joint Venture has had discussions with representatives of the VHC Group and the Wolfsons, respectively. Based on such discussions, the Reporting Persons believe that the members of the VHC Group and the Wolfsons, subject to the conditions set forth in the Letter Agreement (as hereinafter defined) and the Term Sheet (as hereinafter defined), intend to participate in the Proposed Transaction to the maximum extent provided for in the respective VHC Group and Wolfson Tag-Along Agreements, although no binding agreement has been reached with the VHC Group or the Wolfsons. In the event the VHC Group and/or the Wolfsons do not participate in the Proposed Transaction by exercise of their rights under such Tag-Along Agreements, then they will not be included in the group with the Reporting Persons for purposes of the transactions disclosed in this Amendment. The VHC Group and the Wolfsons may disclaim participation in any group. Each of the VHC Group and the Wolfsons have previously filed a Schedule 13D with respect to their ownership of the Company's common stock, and each has informed the Reporting Persons that such persons intend to file amendments thereto with respect to the Proposed Transaction described herein, in the event they exercise their rights to participate under such Tag-Along Agreements. Reference is made to such amendments for information concerning the VHC Group and the Wolfsons.

     The disclosures in this Amendment No. 14 are based on the assumption that the VHC Group and the Wolfsons will so participate.

     While representatives of the Joint Venture have had discussions with representatives of Island Trading relating to the Proposed Transaction, Island Trading has not indicated whether Island Trading will participate pursuant to its rights under the Tag-Along Agreement dated as of April 21, 1994 (the "Island Tag-Along Agreement") between Island Trading, the Joint Venture, the Partnership and StarNet. As a result the disclosures in this Amendment are based on the assumption that Island Trading will not so participate. In the event Island Trading elects to participate in the Proposed Transaction by exercising its rights under the Island Tag-Along Agreement, the Schedule 13D will be subsequently amended to indicate that Island Trading will

CUSIP NO. 92656G 10 8                                      Page 8 of ____ Pages


be included in the group with the Reporting Persons for purposes of the Proposed Transaction.

     The Reporting Persons believe that Liberty Media, through an affiliate, currently holds in excess of 5% of the outstanding shares of common stock of the Company. Please refer to any Schedule 13D filed by Liberty Media for information concerning Liberty Media. The Reporting Persons have been informed that Liberty Media will file an Amendment to Schedule 13D contemporaneously with this Amendment with respect to the Proposed Transaction.

Item 4 of the Original Statement is amended and supplemented as follows:

Item 4.  Purpose of Transaction

     As previously reported, the Joint Venture has accomplished its original objective of acquiring control of the Company and effecting changes in the Board of Directors and management of the Company. The Reporting Persons have now determined to dispose of a substantial portion of their interest in the Company's common stock held by them in a proposed sale thereof to Liberty Purchaser and to grant to Liberty Purchaser options for the purchase of and irrevocable proxies for the voting of additional shares of the Company's common stock in the Proposed Transaction.

     The Joint Venture, StarNet and Liberty Media have negotiated a Term Sheet (the "Term Sheet") which has been incorporated in a letter agreement (the "Letter Agreement") between the Joint Venture and StarNet as sellers and Liberty Media, whose wholly owned subsidiary (Liberty Purchaser) would be the buyer. The Letter Agreement with the Term Sheet attached is filed with this Amendment as
Exhibit 28. The transactions and other actions contemplated by the Letter Agreement and the Term Sheet are herein collectively referred to as the "Proposed Transaction".

     The representatives of the sellers on the Board of Directors of the Company, currently including J. Patrick Michaels ("Michaels"), David Burns, and H.F. Lenfest, will resign at the closing of the Proposed Transaction and will be replaced by representatives of Liberty Purchaser. Liberty Media has agreed that Liberty Purchaser will use its best efforts to cause the election of Michaels, as the designee of the Joint Venture and StarNet, to the Board of Directors of the Company.

     The terms of the Proposed Transaction are described in Item 6 below. Information as to the outstanding shares of the Company's common stock owned by the Reporting Persons at the time of the filing of this Amendment No. 14 and to be owned on a pro forma basis assuming the Proposed Transaction contemplated by the Term Sheet is consummated, is set forth in Item 5.

CUSIP NO. 92656G 10 8                                       Page 9 of ____ Pages


Item 5 of the Original Statement is hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

     The Reporting Persons believe that the aggregate number of shares of common stock of the Company outstanding as of May 17, 1996 is approximately 23,944,281. The percentage of beneficial ownership of each of the Reporting Persons included in response to Item 13 on the cover page filed herewith is computed based on such aggregate number of shares outstanding on May 17, 1996.

     While the Joint Venture has voting power over the shares covered by the VHC and Wolfson Tag-Along Agreements, it does not have dispositive power over such shares. However, pursuant to the VHC Tag-Along Agreement and the Wolfson Tag-Along Agreement, the Joint Venture has granted to the VHC Group and the Wolfsons, respectively, certain rights to participate in the sale of shares of the Company by the Joint Venture.

     If the Proposed Transaction is consummated as proposed and without regard to the possible participation by Island Trading, the number of shares of the Company's outstanding common stock to be disposed of by, and to be subject to the Proxies and Liberty Options in favor of Liberty Purchaser granted by, the Joint Venture, the Reporting Persons, the VHC Group and the Wolfsons, would be as follows:

                                                               Anticipated
                                  Anticipated               Number of Shares
                               Number of Shares            Covered by Proxies
  Name of Seller                 to be Sold               and Options Granted
Joint Venture                    3,561,716                    3,649,362
StarNet                            744,265                      762,579
VHC Group                          624,778                      640,152
Wolfsons                           651,048                      667,069
                                 ---------                    ---------
TOTAL                            5,581,807                    5,719,162
                                 =========                    =========

     Assuming the Proposed Transaction is consummated and the Liberty Options are exercised, the Joint Venture will hold of record 1,802,767 shares and StarNet will hold of record 376,711 shares of the Company's Common Stock and the Reporting Persons will beneficially own an aggregate of 2,263,687 shares.

     Assuming the Proposed Transaction is consummated on the basis contemplated, the VHC and Wolfson Tag-Along Agreements and the irrevocable voting proxies from the VHC Group and the Wolfsons granted to the Partnership will terminate. Table 1 below sets forth the present beneficial ownership (as to sole and shared voting and dispositive power) and the percentage of the outstanding shares of the Company's common stock so beneficially owned by each of the Reporting Persons. Table 2 below sets forth the pro forma proposed beneficial ownership (as to sole and shared voting and dispositive power) and the percentage of the outstanding shares of the Company's common stock to be so beneficially owned by each of the Reporting Persons upon the closing of the Proposed Transaction.

CUSIP NO. 92656G 10 8                                      Page 10 of ____ Pages

Table 1 - Present Beneficial Ownership of the Reporting Persons.

 Name of Reporting           Power         Percentage of         Power to          Percentage of
      Person                To Vote             O/S             Dispose of              O/S
1. StarNet
     -Sole                  1,833,555           7.7%             1,833,555              7.7%
     -Shared               12,242,655          51.1%             9,013,845             37.6%

2.  LCI
      -Sole                 1,833,555           7.7%             1,833,555              7.7%
      -Shared              12,242,655          51.1%             9,013,845             37.6%

3.  Lenfest
    -Sole                   1,833,555           7.7%             1,833,555              7.7%
    -Shared                12,242,655          51.1%             9,013,845             37.6%

4.  StarNet INT
     -Sole                     -0-              -0-                 -0-                 -0-
     -Shared               12,242,655          51.1%             9,013,845             37.6%

CUSIP NO. 92656G 10 8                                      Page 11 of ____ Pages


Table 2 - Pro Forma Beneficial Ownership of Reporting Persons Assuming Closing of the Proposed Transaction.

 Name of Reporting         Power To          Percentage           Power to           Percentage
     Person                 Vote(a)           of O/S           Dispose of(a)           of O/S
1. StarNet
     -Sole                    326,711            1.4%               326,711              1.4%
     -Shared                1,802,767            7.5%             1,802,767              7.5%

2.  LCI
      -Sole                   326,711            1.4%               326,711              1.4%
      -Shared               1,802,767            7.5%             1,802,767              7.5%

3.  Lenfest
    -Sole                     326,711            1.4%               326,711              1.4%
    -Shared                 1,802,767            7.5%             1,802,767              7.5%

4.  StarNet INT
     -Sole                     -0-               -0-                  -0-                -0-
     -Shared                1,802,767            7.5%             1,802,767              7.5%

(a)  Does not include Proxy Shares which will be subject to Liberty Options.

     The aggregate amount of shares of common stock of the Company presently beneficially owned by each Reporting Person is 14,210,419 shares.

     The Joint Venture presently has beneficial ownership, by reason of shared voting power, of 12,242,655 shares (or approximately 51.1% of the outstanding common stock of the Company), and beneficial ownership, by reason of shared dispositive power, only as to 9,013,845 shares (or approximately 37.6% of the outstanding common stock of the Company). The Joint Venture holds shared voting power (a) in the case of VHC, the Blanks and Puck (hereinafter the "VHC Group") as to 1,581,163 shares, pursuant to the Irrevocable Proxy, Right of Refusal and Tag-Along Agreement (the "VHC Tag-Along Agreement") with the Partnership and joined in by the Joint Venture and (b) in the case of the Wolfsons, as to 1,647,647 shares, pursuant to the Irrevocable Proxy, Right of Refusal and Tag-Along Agreement (the "Wolfson Tag-Along Agreement") with the Partnership and joined in by the Joint Venture.

Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As noted above, the Joint Venture and StarNet have entered into the Letter Agreement pursuant to which Liberty Media has agreed, acting through a wholly owned subsidiary (Liberty Purchaser), to purchase 5,581,807 shares of the Company's common stock at a price of $2.00 per share, payable in cash at closing, on the terms and conditions set forth in the Term Sheet annexed to the Letter Agreement.

     A copy of the Letter Agreement, with the Term Sheet attached, is filed with this Amendment No. 14 as Exhibit 28.

CUSIP NO. 92656G 10 8                                      Page 12 of ____ Pages


     The Proposed Transaction, as contemplated by the Letter Agreement and the Term Sheet, is summarized below.

     A. Securities Being Sold. 5,581,807 shares of the Company's common stock (or approximately 23.3% of the issued and outstanding common stock of the Company), will be sold to Liberty Purchaser by the Joint Venture (3,561,716 shares), StarNet (744,265 shares), the VHC Group (624,778 shares) and the Wolfsons (651,048 shares). The Joint Venture and StarNet have agreed to use their reasonable best efforts to cause the VHC Group and the Wolfsons to participate. While the Reporting Persons believe the VHC Group and the Wolfsons will participate, they are not presently obligated to do so. If they do not participate, the Joint Venture and StarNet and Liberty Media have agreed to negotiate in good faith to renegotiate the terms of the Proposed Transaction contemplated in the Term Sheet in a mutually satisfactory manner.

     B. The Purchase Price and Payment. The purchase price for the 5,581,807 shares to be sold is $2.00 per share payable in cash at closing, or an aggregate of $11,163,614.

     C. Irrevocable Proxies to be Granted. The Joint Venture, StarNet, the VHC Group and the Wolfsons will grant to Liberty Purchaser irrevocable proxies (the "Proxies") for the voting of an aggregate of an additional 5,719,162 shares (the "Proxy Shares") of the Company's common stock owned by such sellers (or approximately 23.9% of the issued and outstanding common stock of the Company). The Proxies will expire 30 months from the grant of the options at the closing of the Proposed Transaction. The Joint Venture will grant Proxies on 3,649,362 Proxy Shares, StarNet will grant Proxies on 762,579 Proxy Shares, the VHC Group will grant Proxies on 640,152 Proxy Shares and the Wolfsons will grant Proxies on 667,069 Proxy Shares.

     D. Options to be Granted by Sellers. The Joint Venture, StarNet, the VHC Group and the Wolfsons will grant to Liberty Purchaser options (the "Liberty Options") for the purchase of the 5,719,162 Proxy Shares. Under the terms of the Liberty Options, Liberty Purchaser will have the option to purchase all but not less than all of the Proxy Shares, which Liberty Options will be exercisable for a period of thirty (30) months from the closing date of the Proposed Transaction at exercise prices of $2.00 per share for the period from one through six months after the closing, $2.20 per share for the period from seven through 18 months after the closing, and $2.42 per share for the period from 19 through 30 months after the closing. The Joint Venture, StarNet, the VHC Group and the Wolfsons will grant the Liberty Options covering all of the Proxy Shares with respect to which such parties grant Proxies. The Proxy Shares may not be pledged or sold by the owners prior to the expiration of the Liberty Options.

     E. Options to be Granted by the Company to Liberty Purchaser. The Joint Venture and StarNet have agreed to use their good faith and reasonable best efforts to cause the Company to grant to Liberty Purchaser at the closing of the Proposed Transaction, for nominal consideration, options (the "Company Options") to purchase 4,655,341 shares of the Company's newly issued common stock, which Company Options will be nontransferable, will be exercisable in whole or in part for a period of thirty (30) months from the closing date of the Proposed Transaction at exercise prices of $2.00 per share for the period from one through six months after the closing, $2.20 per share for the period from seven through 18 months after the closing, and $2.42 per share for the period from 19 through 30 months after the closing.

CUSIP NO. 92656G 10 8                                      Page 13 of ____ Pages

     F. Grant of Tag-Along Rights From Liberty Purchaser to Sellers. In the event Liberty Purchaser exercises the Liberty Options and the Company Options, the sellers will have tag-along rights for the remaining shares of the Company's common stock that they currently own in the event Liberty Purchaser sells all or substantially all of its shares of the Company's common stock.

     G. Other Terms and Conditions. The sellers and their representatives on the Board of Directors of the Company will not vote to approve the issuance of any stock or other equity instrument by the Company prior to the closing of the Proposed Transaction. The Proposed Transaction is scheduled to close upon receipt of any required governmental approvals, including any approvals required under the Hart-Scott-Rodino Antitrust Act and any approvals of the Federal Communications Commission but in any event on or prior to September 30, 1996.

     The representatives of the sellers on the Board of Directors of the Company, currently including Michaels, David Burns and H.F. Lenfest will resign at the closing of the Proposed Transaction and be replaced by representatives of Liberty Purchaser. Liberty Media has agreed that Liberty Purchaser will use its best efforts to cause the election of Michaels, as the designee of the Joint Venture and StarNet to the Board of Directors of the Company.

     The Joint Venture, StarNet and Liberty Media have agreed to use reasonable best efforts and good faith negotiations to execute a definitive stock purchase agreement, and option agreements containing representations and warranties and covenants regarding operation of the Company's business customary for transactions involving a public company, and other terms and conditions mutually agreeable, within 15 business days of acceptance of the Term Sheet, which acceptance date was May 16, 1996, subject to (i) the satisfactory completion by Liberty Purchaser of its due diligence examination of the Company, (ii) approval of the transactions contemplated thereby by the Board of Directors of Liberty Purchaser, and (iii) the absence of any material adverse developments in the financial markets. Liberty Media agreed to commence and complete the due diligence investigation of the Company within 15 business days of such acceptance (assuming reasonable cooperation by the management of the Company).

     In the Letter Agreement the Joint Venture, StarNet and Liberty Media acknowledged that the obligations of the parties pursuant to the Term Sheet and the Letter Agreement, subject to the prior acceptance of any required approvals of the Board of Directors of the Company, will constitute a binding agreement between them, subject to the terms and conditions set forth in the Letter Agreement and the Term Sheet, until definitive agreements are executed and delivered. If definitive agreements are not executed and delivered, then, subject to the receipt of any such required approvals of the Board of Directors of the Company, the Term Sheet and the Letter Agreement shall constitute such definitive agreements.

     Upon the execution of definitive stock purchase and other agreements relating to the Proposed Transaction, this Item 6 of Schedule 13D will be amended by the Reporting Persons to reflect the terms set forth in such definitive agreements.

     Pursuant to the respective VHC and Wolfson Tag-Along Agreements and based on discussions between representatives of the Joint Venture and the VHC Group and the Wolfsons, the Reporting Persons believe that the VHC Group and the Wolfsons (a) will participate in the Proposed Transaction as set forth in the Letter Agreement and the Term Sheet on the conditions

CUSIP NO. 92656G 10 8                                      Page 14 of ____ Pages


set forth therein, to the fullest extent permissible under the terms of the VHC Tag-Along Agreement and Wolfson Tag-Along Agreement and (b) will agree that upon consummation of the Proposed Transaction, including the full participation of such persons pursuant to such Tag-Along Agreements, the respective VHC Tag-Along Agreement and Wolfson Tag-Along Agreement will be terminated. Accordingly, each of such persons shall no longer have any tag-along or other rights under such Tag-Along Agreements, and the Partnership will no longer have any rights of refusal or hold any proxies with respect to the shares of common stock of the Company retained by the VHC Group and the Wolfsons.

     The Reporting Persons have been informed that, in connection with the liquidation and dissolutions of VLW, VLW distributed 312,894 shares of Common Stock to Wolfson and 327,492 shares of Common Stock (collectively, the "Dissolution Shares") to Lynn R. Wolfson. In connection with such transfer, each of Wolfson and Lynn R. Wolfson executed an Agreement to be Bound by Irrevocable Proxy, Right of Refusal and Tag-Along Agreement. Pursuant to such agreements, each of the Wolfsons agreed to be bound by the VLW Proxy Agreement and to subject the Dissolution Shares to the terms and conditions of the VLW Proxy Agreement. Wolfson also received an additional distribution of 697,067 shares of Common Stock (the "Additional Shares") from VLW. Wolfson, pursuant to an Agreement to be Bound by Irrevocable Proxy, Right of Refusal and Tag Along Agreement, agreed to be bound by the terms of the VLW Proxy Agreement and to subject the Additional Shares to the terms and conditions of the VLW Agreement. Because VLW has transferred all of the shares of Common Stock formerly held by it to the Wolfsons and has been dissolved, VLW is no longer a party to the VLW Proxy Agreement.

Item 7 of the Original Statement is hereby amended and supplemented as follows:

Item 7.  Material to be filed as Exhibits

            Exhibit 26 Agreement to be Bound by Irrevocable Proxy, Right of Refusal and Tag-Along Agreement dated as of October 19, 1995 by and between Wolfson, Lynn R. Wolfson and CEA Investors Partnership II, Ltd.

            Exhibit 27 Agreement to Be Bound by Irrevocable Proxy, Right of Refusal and Tag-Along Agreement dated as of November 30, 1995 by and between Wolfson and CEA Investors Partnership II, Ltd.

            Exhibit 28 Letter Agreement dated May 15, 1996 and accepted May 16, 1996 between Liberty Media Corporation and StarNet/CEA II Partners and StarNet, Inc., with attached Term Sheet.

            Exhibit 29  Press Release, dated May 16, 1996.

            Exhibit 30 Statement on Schedule 13D, dated July 28, 1993, and all amendments thereto to date, previously filed (in paper format) by the Reporting Persons.

CUSIP NO. 92656G 10 8                                     Page 15 of ____ Pages




                                  SCHEDULE 13D


                                   SIGNATURES

     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


LENFEST COMMUNICATIONS, INC.,              STARNET, INC., a Delaware corporation
a Delaware corporation

By:   /s/ Harry F. Brooks                  By:  /s/ Harry F. Brooks

As:   Vice President                       As:  Vice President

Dated:  5/22/96                            Dated:  5/22/96



H. F. LENFEST                              STARNET INTERACTIVE
                                           ENTERTAINMENT, INC., a Delaware
                                           Corporation

/s/ H.F. Lenfest                           By:  /s/ Harry F. Brooks

                                           As:  Vice President

Dated:  5/22/96                            Dated: 5/22/96

CUSIP NO. 92656G 10 8                                      Page 16 of ____ Pages



                                  EXHIBIT INDEX

                                                                        PAGE NO.

            Exhibit 26 Agreement to be Bound by Irrevocable Proxy, Right of Refusal and Tag-Along Agreement dated as of October 19, 1995 by and between Wolfson, Lynn R. Wolfson and CEA Investors Partnership II, Ltd.

            Exhibit 27 Agreement to be Bound by Irrevocable Proxy, Right of Refusal and Tag-Along Agreement dated as of November 30, 1995 by and between Wolfson and CEA Investors Partnership II, Ltd.

            Exhibit 28 Letter Agreement, dated May 15, 1996 and accepted May 16, 1996 between Liberty Media Corporation and StarNet/CEA II Partners and StarNet, Inc., with attached Term Sheet.

            Exhibit 29  Press Release, dated May 16, 1996.

            Exhibit 30 Statement on Schedule 13D, dated July 28, 1993 and all amendments to date previously filed (in paper format) by the Reporting Persons.